May 29, 2012

Attn:  Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, DC  20549

RE: Applied Minerals, Inc. File No. 000-31380
       SEC Comment Letter dated May 22, 2012

Dear Ms. Jenkins:

On behalf of Applied Minerals, Inc. (“AMNL”), I am writing in response to your comment letter dated May 22, 2012, as referenced above.  As noted in your correspondence, such comments include the filings for Form 10-K for Applied Minerals, Inc.’s fiscal year ended December 31, 2011.  I am hopeful that this letter will assist in clarifying the items set forth in your correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2011:

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, Page 20

1.
Comment: We note your disclosure stating that you performed an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2007.  Please further amend the Form 10-K to provide an evaluation of your disclosure controls and procedures as of the end of the period covered by your report (i.e., as of December 31, 2011) as required by Item 307 of Regulation S-K.

Response:  The Company performed an evaluation of its disclosure controls and procedures for the period ending December 31, 2011 but inadvertently mislabeled the period as ending December 31, 2007.   The correct period will be noted as part of an amended filing.

Internal Control over Financial Reporting, Page 20

2.
Comment: You disclose on the cover page of the Form 10-K that you are an accelerated filer.  Please further amend the Form 10-K to provide an attestation report from your independent accountant on your internal control over financial reporting as required by Item 308(b) of Regulation S-K or tell us why such report is not required.

Response: The attestation report from our independent accountant on our internal control over financial reporting as required by Item 308(b) of Regulation S-K was inadvertently omitted and will be included in an amended filing.

Financial Statements

Report of Independent Public Accounting Firm, Page F-2

3.
Comment: Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your independent accountant to revise the opinion paragraph of its audit report to opine upon the cumulative period from inception (January 1, 2009) through December 31, 2011 in addition to the annual periods already included and further amend the Form 10-K to file the revised audit report.

Response: As part of an amended filing, the first paragraph of the audit report will be revised as follows:

We have audited the accompanying balance sheets of Applied Minerals, Inc. (the “Company”) (exploration stage company) as of December 31, 2011 and 2010, and the related statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2011, 2010 and 2009, and the cumulative period from inception (January 1, 2009) through December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

4.
Comment: We note the fourth paragraph of the audit report states that your independent registered public accounting firm’s attestation report on internal control over financial reporting dated March 15, 2012 expressed both an unqualified opinion and an adverse opinion on the effectiveness of your internal control over financial reporting.  Please advise your independent accountant to clarify how it had two opinions on your internal control over financial reporting and revise as appropriate.

Response: As part of an amended filing, the fourth paragraph of the audit report will be revised as follows:

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Applied Minerals, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2012 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

5.
Comment:  If the auditor is issuing an adverse opinion on the effectiveness of your internal control over financial reporting, it should disclose how this opinion affected its opinion on the financial statements.

Response:  Such disclosure will be included as part of an amended filing.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Applied Minerals, Inc., I respectfully submit this clarification to our Form 10-K for the period ended December 31, 2011 filed on March 19, 2012 in response to the SEC comment letter dated May 22, 2012.

Sincerely,

/s/ Christopher T. Carney

Christopher T. Carney
Interim Chief Financial Officer